Exhibit 99.1

Wheaton Precious Metals Announces Acquisition of a Gold and Silver Stream on the Jervois Project Through a Partnership with KGL Resources

VANCOUVER, BC, April 1, 2026 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its wholly-owned subsidiary, Wheaton Precious Metals International Ltd. ("WPMI") has entered into a definitive Precious Metals Purchase Agreement (the "Gold and Silver Stream") with a wholly-owned subsidiary of KGL Resources Limited ("KGL") for a portion of the gold and silver produced at the Jervois Project located in Australia (the "Project" or "Jervois").

"The Jervois project represents an important milestone for Wheaton as our first streaming transaction in Australia, one of the world's leading mining jurisdictions," said Haytham Hodaly, President and Chief Executive Officer of Wheaton. "This is a fully permitted copper project, with significant exploration potential, that is positioned to commence construction imminently. As global efforts to transition to a low-carbon economy accelerate, responsibly produced critical metals such as copper, sourced from politically stable jurisdictions, have never been more important, and we look forward to supporting the KGL team with a precious metals stream which will provide construction funding as they advance the Jervois Project into production."

"We are delighted to secure this significant capital commitment from a leading global precious metals streaming company as a major cornerstone partner in our financing strategy for the Jervois Project." said Jeff Gerard, Executive Chairman of KGL. "The immediate availability of the early deposit payments ensures we can maintain our schedule, and, under the stewardship of our new CEO Mr. Sam Strohmayr, we are now on the cusp of breaking ground on Australia's next major copper mine."

Transaction Key Terms
(All values in US$ unless otherwise noted)

•	Gold and Silver Stream Upfront Consideration: WPMI will pay KGL total upfront cash consideration of US$275 million (the "Deposit") subject to certain customary conditions.
•	Two installments of US$16 million each will be made as early deposit payments, once certain conditions are satisfied, and are expected to be paid in the second and third calendar quarters of 2026.
•	The remaining balance of US$243 million will be paid in four equal installments over the construction period as various conditions are satisfied.
•	Streamed Metal:
•	Gold Stream: WPMI will purchase 75% of the payable gold until a total of 45 thousand ounces ("Koz") has been delivered (the "First Gold Dropdown Threshold"), at which point Wheaton will purchase 37.5% of the payable gold until an additional 15 Koz has been delivered (the "Second Gold Dropdown Threshold"), at which point WPMI will purchase 25% of the payable gold for the life of mine. Payable gold is calculated using a fixed payability factor of 90%.
•	Silver Stream: WPMI will purchase 75% of the payable silver until a total of approximately 4.3 million ounces ("Moz") has been delivered (the "First Silver Dropdown Threshold"), at which point Wheaton will purchase 37.5% of the payable silver until an additional 1.7 Moz has been delivered (the "Second Silver Dropdown Threshold"), at which point WPMI will purchase 25% of the payable silver for the life of mine. Payable silver is calculated using a fixed payability factor of 90%.
•	Each of the First Gold Dropdown Threshold and First Silver Dropdown Threshold will be subject to adjustment if there are delays in deliveries relative to an agreed schedule.
•	Production Profile[1]: Attributable Gold and Silver Stream production is forecast to average approximately 5.8 Koz of gold and 0.77 Moz of silver per annum for the first five full years of production, and approximately 5.3 Koz of gold and 0.59 Moz of silver per annum for the life of mine. The Jervois Project is forecast to have a 10-year mine life based on reserves and resources[1], with meaningful exploration potential that may extend the mine life. First production is expected in the second half of 2027.
•	Production Payments: WPMI will make ongoing payments for the gold and silver ounces delivered equal to 20% of the spot price of gold and silver.
•	Incremental Reserves and Resources[1]: The Jervois Project will increase Wheaton's total estimated Proven and Probable gold and silver reserves by 92 Koz and 9.2 Moz, Measured and Indicated gold and silver resources by 15 Koz and 1.3 Moz and Inferred gold and silver resources by 21 Koz and 2.1 Moz.

Other Considerations

•	WPMI will provide a cost overrun stream (the "COF Stream") of up to $25 million, accessible before the fifth anniversary of the effective date and subject to satisfaction of further conditions. If the COF Stream is exercised, the initial silver stream percentage will increase from 75% to 90%, with corresponding adjustments to the First Silver Dropdown Threshold and other related terms.
•	The Gold and Silver Stream will include a customary completion test based on expected production and mining rates.
•	In the event of a change of control of KGL prior to December 31, 2029, KGL will have the option to buy back one third of the stream, for an amount that includes a pre-determined rate of return.
•	Wheaton has committed to participate in a future equity financing by KGL in connection with funding the Jervois mine, for the lesser of up to (i) AU$35 million and (ii) that number of new shares representing 20% of the shares offered under the equity financing, where such equity financing is completed by the first anniversary of the date of the PMPA, at KGL's election and on commercial terms to be agreed (provided Wheaton's interest in KGL shall not exceed 9.9%).
•	WPMI will obtain a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions with respect to the Jervois Project.
•	KGL will provide WPMI with corporate guarantees, as well as first-priority security interests on the Project and KGL corporate assets, subject to permitted prior-ranking encumbrances and an agreed intercreditor framework where project debt financing is incurred.
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[1]	Scheduled resources are in accordance with the February 10, 2025 Feasibility Study Update created under the 2012 JORC Code.

Financing the Transaction

The Company expects to fund the majority of the upfront payment from operating cash flows as construction advances throughout 2027. Supported by strong projected cash flows over the next five years, along with anticipated production growth of approximately 50% by 2030, the Company believes it is well positioned to meet its existing commitments while continuing to pursue new growth opportunities.

Attributable Mineral Reserves and Mineral Resources - Jervois Project

Gold Reserves & Resources
Category	Tonnage		Grade	Contained Au
	Mt		Au g/t	koz
Proven	3.1		0.29	29
Probable	7.6		0.25	63
P+P	10.8		0.26	92
Measured	0.3		0.10	1
Indicated	2.1		0.21	14
M+I	2.4		0.20	15
Inferred	4.6		0.14	21

Silver Reserves & Resources
Category	Tonnage	Grade	Contained Ag
	Mt	Ag g/t	Moz
Proven	3.0	31.0	3.0
Probable	7.4	26.3	6.2
P+P	10.4	27.7	9.2
Measured	0.1	19.1	0.1
Indicated	1.1	36.7	1.3
M+I	1.2	34.6	1.3
Inferred	4.0	16.4	2.1

Notes on Mineral Reserves & Mineral Resources:

1.	Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 - Standards for Disclosure for Mineral Projects ("NI 43-101").
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t"), thousands of ounces of gold ("koz"), and millions of ounces of silver ("Moz").
3.	Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
	a.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Technical Services); and
	b.	Jeremy Vincent, M.Sc., P.Geo. (Director, Geology and Resources),
both employees of the Company (the "Company's QPs").
4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.
5.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
6.	Jervois Project Mineral Reserves are reported as of February 10, 2025.
7.	Jervois Project Mineral Reserves are reported above 0.71 percent copper equivalent cut-off grade tonne for open-pit mining, above a 1.0 percent copper equivalent cut-off grade for underground mining with backfill, and above a 0.83 percent copper equivalent cut-off grade for underground mining without backfill, all assuming $4.58 per pound copper, $2,400 per ounce gold, and $30.00 per ounce silver.
8.	Jervois Project Mineral Resources are reported as of February 10, 2025.
9.	Jervois Project open-pit Resources are reported above a 0.35 percent copper equivalent cut-off grade and underground Resources are reported above a 0.8 percent copper cut-off grade, all assuming $4.90 per pound copper, $2,400 per ounce gold, and $32.00 per ounce silver.
10.	The Gold and Silver Stream provides that KGL will deliver gold and silver equal to 75% of the payable production until 45,000/4,300,000 ounces respectively are delivered after which the stream will reduce to 37.5% until an additional 15,000/1,700,000 ounces respectively are delivered after which the stream will reduce to 25% for the remaining life of the mine.

About KGL and the Jervois Project

KGL Resources Limited is an ASX-listed Australia mineral exploration and development company, focused on developing and constructing the Jervois Copper Project in the Northern Territory, Australia. The Project lies North-East of the town of Alice Springs and is located in the Plenty River Basin, a sparsely populated area in Central Australia's Northern Territory. Access to the Project site is via the Plenty Highway and Lucy Creek Road. The Project is fully-permitted with a recent Feasibility Study Update demonstrating attractive economics, low capital intensity and strong operating margins.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's Precious Metals Purchase Agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the satisfaction of each party's obligations in accordance with the Gold and Silver Stream;
•	the receipt by the Company of gold and silver production in respect of the Jervois Project under the Gold and Silver Stream;
•	the future price of commodities;
•	the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's precious metal purchase agreement ("PMPA") counterparties at Mining Operations or other payments under royalty arrangements;
•	the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;
•	the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton;
•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton's production and cash flow profile;
•	projected changes to Wheaton's production mix;
•	the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company's business structure;
•	the Company's assessment of taxes payable, and the Company's ability to pay its taxes;
•	possible CRA domestic and international audits;
•	the Company's assessment of the impact of any tax reassessments;
•	the Company's climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks relating to the satisfaction of each party's obligations in accordance with the terms of the Gold and Silver Stream;
•	risks relating to the generation of sufficient cash flow to repay the existing RCF and the new Term Loan;
•	risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all);
•	risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansions and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);
•	absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•	risks related to the satisfaction of each party's obligations in accordance with the terms of the Company's PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	Wheaton's interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company's business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;
•	any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement;
•	risks related to any changes to the Income Tax Act (Canada) that may result in a material change to the amount of future taxes payable;
•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton's acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•	inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with sustainability-related matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	equity price risks related to Wheaton's holding of long-term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting; and
•	other risks discussed in the section entitled "Description of the Business - Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2025 on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	that each party's obligations in accordance with the terms of the Gold and Silver Stream will be satisfied;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with applicable tax laws;
•	that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;
•	that the trading of the Company's Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2026/01/c4866.html

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For further information: For further information, please contact: Emma Murray, Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 19:08e 01-APR-26